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                                                 Anne T. Larin
                                                 Attorney

                                                 General Motors Corporation
                                                 Legal Staff
                                                 MC 482-C23-D24
                                                 300 Renaissance Center
                                                 P.O. Box 300
                                                 Detroit, Michigan  48265-3000
                                                 Tel (313) 665-4927
                                                 Fax (313) 665-4979




                               December 21, 2006




Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-5546

Dear Ms. Blye:

On November 9, 2006, General Motors Corporation ("General Motors", "GM", the "Corporation", or "we") received your letter commenting on its Form 10-K for the year ended December 31, 2005, File No. 1-143 (the "Form 10-K") dated September
29. I wrote to James Lopez of your office on November 27 about the timing of our response. In this letter, we are providing the supplemental information you requested about GM's operations in and contacts with the Middle East and Africa, particularly Syria. Mr. Lopez added a supplemental inquiry in a telephone call on December 13, and our response is given below.

Comment: 1. We note from a public media report and your company website that you may have operations in, or sales associated with, Syria, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in or contacts with Syria. Please describe your operations in and contacts with Syria, if any, and discuss their materiality to you in light of Syria's status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Syria, including through subsidiaries, affiliates, foreign distributors, joint ventures and other direct and indirect arrangements.

Response: Neither General Motors nor any of its direct or indirect subsidiaries makes retail sales or has any operations, employees, or assets in Syria. Intraco Trading and Karkour (collectively, the "Dealers") are independent dealers authorized to sell vehicles in Syria produced by GM and its subsidiaries, under standard Dealer Sales and Service Agreements entered into prior to the identification of Syria as a state sponsor of terrorism. In addition, a General Motors subsidiary located outside the United States sells services parts to the Dealers for repairs to vehicles in Syria.


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December 21, 2006
Page 2


General Motors has no ownership interest in either of the Dealers nor affiliations with them other than the dealership arrangements. Since May 15, 2004, when U.S. Commerce Department restrictions on trading with Syria became effective, the only sales into Syria have been made by foreign subsidiaries of GM directly to the Dealers, of vehicles manufactured outside the U.S., in South Korea, Sweden, Brazil, and Australia. All vehicles are well under the 10% de minimis threshold established by the Commerce Department and have never entered the U.S. Because these sales involve products from outside the United States, no licensing requirements apply. We do not have any plans to expand our contacts with Syria beyond these relationships.

As explained in our response to the following comment, General Motors does not believe that its relationships with the Dealers are material to the Corporation, or that these sales are a material investment risk on either a quantitative or qualitative basis.

Comment: 2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their statement retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria. Your materiality analysis also should address whether the government of Syria or entities controlled by it are your customers or receive cash or other financing in connection with your operations.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Syria, and any internal risk assessment undertaken in connection with business in Syria.

Response: Measured by volume or dollar value, General Motors' sales into Syria are a very small portion of GM sales globally or even in the segment in which they are reported, GM Latin America, Africa and Middle East region ("GMLAAM"). In 2005, certain General Motors subsidiaries sold 1,816 vehicles into Syria, which was 0.002% of all vehicle sales made by GM and its subsidiaries in GMLAAM in 2005. For 2006, those subsidiaries through September 30 sold 3,529 vehicles into Syria, which was 0.004% of GMLAAM sales. For comparison, General Motors and its subsidiaries in 2005 produced globally approximately 9.1 million vehicles, and approximately 6.7 million vehicles through September 30, 2006, so that approximately 0.0002% of GM vehicles sold globally in 2005 were sold into Syria, and approximately 0.0005% of GM vehicles were sold into Syria through September 30, 2006.

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December 21, 2006
Page 3


Total revenues from sales by GM subsidiaries into Syria were approximately $14.8 million in 2005 and $26.1 million through September 30, 2006. These sales constitute a minute portion of GM's total revenues. In 2005, sales into Syria were 0.00013% of GMLAAM's total sales and revenues of $11.7 billion, and 0.000008% of GM's total sales and revenues of $192.6 billion. Through September 30, 2006, sales into Syria were 0.00024% of GMLAAM's total sales and revenues of $10.6 billion and 0.000016% of GM's total sales and revenues of $155.5 billion.

In addition, GM does not believe that there is a qualitative basis for finding that its sales into Syria are material to the Corporation or to investors. General Motors actively monitors these sales to ensure that they comply with the requirements of the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control and has fully disclosed information about these sales as required. Our compliance programs, internal control reviews, and management risk assessments regularly evaluate and confirm our compliance with all government requirements related to business contacts in foreign countries, focusing on any countries identified as problematic, which we believe mitigates risks to our reputation.

In response to your question whether the government of Syria or entities controlled by it are our customers or receive cash or other financing in connection with our operations, we believe based on our inquiries that neither the Syrian government nor any government official is a director, officer, or equity holder of either of the Dealers, and that neither of the Dealers has sold any vehicles to the government of Syria, including but not limited to the army or police force. All of the vehicles sold in 2005 and to date in 2006 have been passenger cars, rather than medium- or heavy-duty vehicles that can be readily modified for military use.

General Motors recognizes that some investors, including certain state pension funds, have announced their concerns about investing in companies that do business with countries identified as state sponsors of terrorism, and we have reviewed laws of several states reflecting such concerns. In statutes such as Louisiana's (La. Rev. Stat. 11:312(C)(1)) and Oregon's (Or. Rev. Stat. ss.293.812(2)), restrictions are placed on investments in companies with assets or employees in such countries; similarly, Arizona's statute (A.R.S. ss.38-848.02) is concerned with companies with "business activities" in or with such countries. We do not believe that sales by GM's foreign subsidiaries into Syria would create an obstacle to investing under statutes like these. We will continue, however, to monitor the level of investor concern with companies like GM that do not have assets or employees in such countries and do not business with the government, but have very small sales into those countries. To our knowledge, we have not been contacted so far by any GM stockholder or any other person with any concerns or inquiries about our sales into Syria, even though, as you noted, the fact is reported on GM's website.

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December 21, 2006
Page 4


At the current time, given the extremely small amount of business, safeguards for regulatory compliance, lack of involvement of the Syrian government, and absence of comment from GM stockholders or others, we believe that our sales into Syria are not material to General Motors' operations or financial results or reputation, do not present a material investment risk to our stockholders, and are not reasonably likely to have any impact on our reputation or share value. If this situation changes, we recognize that these sales or risks associated with them could become material, and at that time, we would include appropriate disclosure in our Annual Report on Form 10-K and other filings with the Commission.

Comment: 3. We also note from your 10-K that you have operations in the Middle East and Africa. Please identify for us the countries in the Middle East and Africa with which you have operations, sales or other contacts.

Response: General Motors has sales or other operations in the following countries:

                                   Middle East
-------------------------------------------------------------------------------
                    o  Bahrain             o  Oman
                    o  Iraq                o  Qatar
                    o  Israel              o  Saudi Arabia
                    o  Jordan              o  Syria
                    o  Kuwait              o  Turkey
                    o  Lebanon             o  United Arab Emirates
-------------------------------------------------------------------------------

                                     Africa
-------------------------------------------------------------------------------
                    o  Algeria             o  Madagascar
                    o  Angola              o  Malawi
                    o  Botswana            o  Mauritius
                    o  Cameroon            o  Morocco
                    o  Cape Verde          o  Mozambique
                    o  Cote d'Ivoire       o  Namibia
                    o  Congo               o  Nigeria
                    o  Egypt               o  Rwanda
                    o  Eritrea             o  Senegal
                    o  Ethiopia            o  South Africa
                    o  Gabon               o  Swaziland
                    o  Ghana               o  Tanzania
                    o  Guinea              o  Tunisia
                    o  Guinea-Bissau       o  Uganda
                    o  Kenya               o  Zambia
                    o  Lesotho             o  Zimbabwe
                    o  Liberia
                    o  Libya
-------------------------------------------------------------------------------


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December 21, 2006
Page 5


Comment (from telephone conversation with Mr. Lopez): Please provide information about any business relationships that GM's affiliate Daewoo has in North Korea or Iran.

Response: GM Daewoo Auto & Technology Company ("GMDAT"), which is majority-owned by GM, does not have any facilities, employees, sales, purchases, or other business contacts in either North Korea or Iran. Daewoo Motor Company ("DWMC"), which was not an affiliate of GM, conducted business in places such as Iran and Sudan prior to its bankruptcy in 2001. In 2002 GMDAT was formed by GM and other investors and acquired certain assets that had belonged to DWMC. Thereafter, GMDAT terminated any business contacts in all such countries, and it has not initiated any further contacts. GM did not acquire a majority interest in GMDAT until 2005.

Daewoo International Corporation, a South Korean corporation ("DIC"), reports on its website that it does business in Iran, and may have business contacts in North Korea and Sudan as well. DIC, however, is entirely independent of GM, which does not have any ownership interest in DIC, is not an affiliate of DIC, and does not do business jointly with DIC.

Finally, General Motors acknowledges:

   o We are responsible for the adequacy and accuracy of the disclosure that we made in the Form 10-K;

   o Comments from the SEC Staff or changes to our disclosure in filings with the SEC in response to those comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

   o General Motors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 313-665-4927 if you or your staff have any additional questions or comments.


Sincerely,


/s/ Anne T. Larin

Anne T. Larin
Attorney